

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2014

Wayne Berian
President and Chief Executive Officer
Blue Sky Media Corporation
800 Grand Avenue, Suite 12A
Carlsbad, CA 92008

> **Re:** **Blue Sky Media Corporation**
> **Amendment No. 3 to**
> **Registration Statement on Form S-1**
> **Filed December 11, 2014**
> **File No. 333-198828**

Dear Mr. Berian:

We have reviewed your registration statement and have the following comment. Please note that page references greatly facilitate our review; in your amended response, please tell us where in your document we may find the revised disclosure.

About This Offering, page 8

1. Please clarify that the value of $5,425,500 attributed to your common stock to be outstanding after the offering as disclosed in "Common Stock Issued After Offering" on page 8 is the "implied aggregate value," so as to not give the impression that this will be the recorded amount of the stock after the offering.

You may contact Amy Geddes at (202) 551-3304 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at (202) 551-3267 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor